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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-19311


                           NOTIFICATION OF LATE FILING


         (Check One):  [X]  Form 10-K      [ ]  Form 20-F      [ ]  Form 11- K
                       [ ]  Form 10-Q      [ ]  Form N-SAR     [ ]  Form N-CSR

         For Period Ended: December 31, 2004

[ ]      Transition Report on Form 10-K   [ ]    Transition Report on Form 10-Q
[ ]      Transition Report on Form 20-F   [ ]    Transition Report on Form N-SAR
[ ]      Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached Instruction (on back page) before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

Full name of registrant

                  Biogen Idec Inc.

Former name if applicable

                  IDEC Pharmaceuticals Corporation

Address of principal executive office (street and number)

                  14 Cambridge Center

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City, state and zip code

                  Cambridge, Massachusetts 02142


                       PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due
     [X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  For the reasons described below, which could not be eliminated without unreasonable effort or expense, Biogen Idec Inc., or the Company, could not file its annual report on Form 10-K for the fiscal year ended December 31, 2004 within the prescribed 75-day time period.

                  As previously disclosed in a press release issued on February 28, 2005 (furnished as Exhibit 99.1 of the Company's Current Report on Form 8-K furnished on March 3, 2005), the Company and Elan Corporation, plc, or Elan, in consultation with the U.S. Food and Drug Administration, voluntary suspended the marketing and commercial distribution of TYSABRI(R) (natalizumab), a treatment for multiple sclerosis, or MS, on February 28, 2005. In addition, the Company and Elan suspended dosing of TYSABRI in all clinical trials, including clinical trials in MS, Crohn's disease and rheumatoid arthritis. These decisions were based on reports of two serious adverse events that had occurred in patients treated with TYSABRI in combination with the Company's drug AVONEX(R) (interferon beta-1a)

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         in clinical studies. These events involved two cases, one confirmed at the time of the decision and one suspected and subsequently confirmed, of progressive multifocal leukoencephalopathy, or PML. The Company and Elan are working with clinical investigators to evaluate patients treated with TYSABRI in clinical trials and will consult with leading experts to better understand the possible risk of PML. Based on the full results of these evaluations, the Company and Elan, in consultation with regulatory authorities, will determine the appropriate next steps.

                  Since the February 28, 2005 announcement, the Company has been diligently assessing the impact of the suspension of TYSABRI, a subsequent event for purposes of its 2004 financial statements, and related matters on the Company's business, plans for the future and 2004 financial statements, including reviewing certain of the Company's assets for possible impairment as of December 31, 2004. However, due to the recent occurrence of the subsequent event and its significance to the Company's Form 10-K disclosure, the Company has not been able to complete by March 16, 2005, without unreasonable effort or expense, its Form 10-K, including its 2004 financial statements and management's assessment of internal control over financial reporting as of December 31, 2004. Management of the Company has not identified any material weakness (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2) in the Company's internal control over financial reporting as of the date of this filing.

                  The Company is proceeding expeditiously to complete this work and finalize the Form 10-K, and expects to file the Form 10-K within the time period specified in Rule 12b-25(b)(2)(ii).


                          PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                Peter Kellogg             (617) 679-2000
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                (Name)           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                [X] Yes [ ]  No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  In a press release issued on February 7, 2005 (furnished as Exhibit 99.1 of the Company's Current Report on Form 8-K furnished on February 7, 2005), the Company announced its unaudited fourth quarter and full year 2004 results. These results were announced prior to, and do not take into account the impact of, the Company's voluntary suspension of TYSABRI or related matters. As noted in Part III of this Form, since the February 28, 2005 announcement, the Company has been diligently assessing the impact of the suspension of TYSABRI and related matters on the Company's 2004 financial statements. The Company expects that its audited financial statements for the fiscal year ended December 31, 2004 included in its Form 10-K will reflect adjustments to the full year 2004 results previously announced on February 7, 2005 which are primarily related to the TYSABRI suspension and related matters as well as additional information. The Company's assessment of the impact of the TYSABRI suspension and related matters on its 2004 financial statements has not been completed as of the date of this filing; however, the Company expects that the principal effect of these adjustments will be to decrease the Company's 2004 Income Before Income Taxes from the amounts previously announced on February 7, 2005 by no more than $15 million, resulting in income before income taxes for 2004 of not less than $78 million.

                  The Company expects that its income from operations and net income for 2004 will be substantially greater than for 2003, a year in which the Company reported a loss from operations and net loss. This increase is expected because of the inclusion in the Company's 2004 financial statements of a full twelve-months of results of the business previously carried on by Biogen, Inc., which merged with a wholly owned subsidiary of the Company on November 12, 2003, compared to the inclusion in the Company's 2003 financial statements of the results of Biogen, Inc. for the period from November 13, 2003 through December 31, 2003, and increased RITUXAN(R) (rituximab) co-promotion profits in 2004.

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                                Biogen Idec Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date March 17, 2005                     By /s/ Peter N. Kellogg
                                           -------------------------------------
                                           Peter N. Kellogg
                                           Executive Vice President, Finance and
                                           Chief Financial Officer


         INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other then an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the forms.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).